Mail Stop 4561

      April 21, 2006

Lawrence M. Nault
President
Axiom III, ,Inc.
2341 Boston Road
Wilbraham, MA  01095

Re:	Axiom III, Inc.
Amendment No. 7 to Registration Statement on Form SB-2
Filed April 5, 2006
	File No. 333-120967

Dear Mr. Nault:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
      All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Selling Security Holders Table, page 10

1. We note your response to prior comment 1. Please revise the China
World Trade Selling Security Holders Table to include a line item that identifies as a class the unknown China World Trade shareholders that will receive your shares in the distribution and the total amount of securities those owners may sell in this offering. Confirm to us that you will identify previously unknown selling security holders by post-effective amendment prior to any sales by those persons. Further, revise the selling security holders table to include a line item that identifies China World Trade as a selling security holder. In this regard, we note that China World will offer for resale approximately 7,963 shares of your common stock that it will retain instead of issuing fractional shares.
Finally,
separate the first paragraph on page 12 into two footnotes that relate to each new line item above.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 45

2. We note that the date of the audit opinion was changed from March
3, 2006 to March 31, 2006 and it appears to us that the change may have been an administrative error. Please advise.

Summary of Significant Accounting Policies

Background, page 50

3. We note your response to prior comment 3 and request that you re-insert into your amended filing the appropriate disclosure of the June 2004 transaction between Axiom III, Inc. and Axiom First Corporation (including a discussion of how you have accounted for the transaction). Please refer to the second paragraph of the notes to the financial statements included within your amendment no. 5 to Form
SB-2.

********************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:     Bruce M. Pritchett (via facsimile)
Lawrence M. Nault
Axiom III, Inc.
April 21, 2006
Page 3